    As filed with the Securities and Exchange Commission on January 7, 2000.
                                                    REGISTRATION NO. 333-_______
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             -----------------------

                               CENTEX CORPORATION
             (Exact name of registrant as specified in its charter)

                            NEVADA                                                        75-0778259
                (State or other jurisdiction of                                        (I.R.S. Employer
                incorporation or organization)                                       Identification No.)

                      2728 NORTH HARWOOD                                              RAYMOND G. SMERGE
                      DALLAS, TEXAS 75201                                         EXECUTIVE VICE PRESIDENT,
                        (214) 981-5000                                        CHIEF LEGAL OFFICER AND SECRETARY
               (Address, including zip code, and                                      CENTEX CORPORATION
           telephone number, including area code, of                                  2728 NORTH HARWOOD
           registrant's principal executive offices)                                 DALLAS, TEXAS 75201
                                                                                        (214) 981-5000
                                                                             (Name, address, including zip code,
                                                                             and telephone number, including area
                                                                                 code, of agent for service)

                             -----------------------
                                    Copy to:
                                  JAMES R. DOTY
                               GEOFFREY L. NEWTON
                               BAKER BOTTS L.L.P.
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 953-6500

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                REGISTRATION FEE

====================================================================================================================================
                                                                    PROPOSED MAXIMUM           PROPOSED MAXIMUM           AMOUNT OF
   TITLE OF EACH CLASS OF                                          OFFERING PRICE PER         AGGREGATE OFFERING        REGISTRATION
SECURITIES TO BE REGISTERED       AMOUNT TO BE REGISTERED               UNIT (1)                  PRICE (1)                 FEE(2)
------------------------------------------------------------------------------------------------------------------------------------
DEBT SECURITIES, VARIOUS     $750,000,000 AGGREGATE PRINCIPAL              100%                   $750,000,000            $198,000
SERIES                                    AMOUNT
====================================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee.
(2)      Pursuant to Rule 429, the prospectus included herein also relates to
         (i) $8,000,000 remaining of $100,000,000 of debt securities registered in relation to which a registration fee of $29,500 was previously paid and (ii) $78,500,000 remaining of $250,000,000 of debt securities registered in relation to which a registration fee of $69,500 was previously paid.

                             -----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

         Pursuant to Rule 429, the prospectus included herein also relates to
(i) $8,000,000 of debt securities registered under Registration Statement No. 333-65217 and (ii) $78,500,000 of debt securities registered under Registration Statement No. 333-72893. In the event any such previously registered debt securities are offered prior to the effective date of this Registration Statement, the amount of such debt securities will not be included in any prospectus hereunder. The amount of securities being registered, together with the remaining debt securities registered under Registration Statement No. 333-65217 and Registration Statement No. 333-72893 represents the maximum amount of securities which are expected to be offered for sale.

         [FORM OF PROSPECTUS SUPPLEMENT. A PROSPECTUS SUPPLEMENT CONTAINING THE TERMS OF [DEBT SECURITIES] BEING OFFERED WILL BE GIVEN TO PROSPECTIVE INVESTORS ALONG WITH THE PROSPECTUS.]

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED ___________, 200__




                                     [LOGO]





                                 $
                                  -------------

                                [DEBT SECURITIES]

                               CENTEX CORPORATION
                            2728 North Harwood Street
                               Dallas, Texas 75201
                                 (214) 981-5000



         [Brief description of the [Debt Securities] to be completed at time of offering.]


         [Brief description of offering price of the [Debt Securities], including price to the public of the [Debt Securities], the underwriter's discounts and commissions and the net proceeds we are to receive, on both a per unit basis and for the total amount of the offering.]


                             -----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                             -----------------------

                                 [UNDERWRITERS]

                             -----------------------



         The date of this prospectus supplement is ________, 200__.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

                              PROSPECTUS SUPPLEMENT


USE OF PROCEEDS..............................................................S-2
CAPITALIZATION...............................................................S-2
[RATINGS]....................................................................S-3
[RECENT DEVELOPMENTS]........................................................S-3
DESCRIPTION OF [DEBT SECURITIES].............................................S-3
         General.............................................................S-3
UNDERWRITING.................................................................S-3


         You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                USE OF PROCEEDS

         We estimate that the net proceeds from the sale of the offered securities will be approximately $_________, after we pay underwriting discounts and expenses. We will use these proceeds for general corporate purposes, to repay short-term notes payable to banks and commercial paper borrowings with a weighted average interest rate of approximately _____% and to refinance other outstanding medium term obligations that are maturing.

                                 CAPITALIZATION

         The following table sets forth the capitalization of Centex as of ________ and as adjusted (unaudited) to give effect to the issuance of the [Debt Securities] and the application of the proceeds as indicated under "Use of Proceeds." In an effort to be more meaningful, this table shows the capitalization of Centex on a fully-consolidated basis, including the consolidated debt of Centex's financial services operations, which include [CTX Mortgage Company (Centex's mortgage banking subsidiary),] and [Centex Home Equity Corporation (Centex's subprime mortgage lender)]; the capitalization related to Centex's business operations other than financial services operations; and the capitalization related to Centex's financial services operations. Centex also uses this format in presenting its consolidated balance sheets. At ________, 200__, the total amount of the outstanding debt that would rank [senior to] [equal to] the [Debt Securities] was approximately $____ million, including approximately $____ million of debt to Centex's subsidiaries. See "Description of Debt Securities" in the accompanying prospectus.


                                                     CENTEX CORPORATION
                                                      AND SUBSIDIARIES            CENTEX CORPORATION          FINANCIAL SERVICES
                                                 --------------------------    -------------------------   -------------------------
                                                                     AS                           AS                          AS
                                                    ACTUAL        ADJUSTED        ACTUAL       ADJUSTED      ACTUAL        ADJUSTED
                                                 -----------    -----------    -----------   -----------   -----------   -----------
                                                                            (dollars in thousands)
Short-term debt (1)...........................   $              $              $             $             $             $
Long-term debt (2)............................
[Debt Securities], offered hereby.............
Senior notes (3)(4)...........................
Subordinated debentures (5)...................
Other indebtedness (6)........................
Total debt....................................
Stockholders' Equity:
Preferred stock, undesignated par value;
     authorized 5,000,000 shares; none
     issued...................................
Common stock, $.25 par value;
     authorized 100,000,000 shares;
     ____ shares outstanding (7)..............
Capital in excess of par value................
Retained earnings.............................
Total stockholders' equity....................
Total debt and stockholders' equity...........   $              $              $             $             $             $
                                                  ==========     ==========     ==========    ==========    ==========    ==========

(1) Short-term debt of $____ billion at _________ included $_____ million in commercial paper, $____ million owed to banks and $____ million owed to other financial institutions. Centex borrows on a short-term basis from banks under uncommitted lines which bear interest at prevailing money market rates. The weighted average interest rate on such short-term debt at __________, 200__ was _____%.

(2) [Description of Centex's long term credit facilities with banks in effect at time of offering.]

(3) On October 1, 1998, Centex commenced a Medium Term Note program pursuant to which, on October 26, 1998, it issued $15,000,000 of 6.40% senior notes maturing October 25, 2002. On October 28, 1998, also pursuant to this program, Centex issued $50,000,000 of floating rate senior notes maturing April 28, 2000. On November 13, 1998, Centex replaced this Medium Term Note program with a Senior/Subordinated Medium Term Note program pursuant to which, on November 20, 1998, it issued $10,000,000 of floating rate senior notes maturing May 19, 2000. Under this new Medium Term Note Program, Centex also issued $55,000,000 floating rate senior notes due June 30, 2000 and $62,000,000 floating rate senior notes due July 27, 2000.

(4) On August 17, 1999, Centex commenced another Medium Term Note program pursuant to which, on August 25, 1999, it issued $150,000,000 of floating rate senior notes maturing August 25, 2000.

(5) In March 1987, Centex issued $100,000,000 of 8.75% subordinated notes maturing March 1, 2007. These notes are not redeemable prior to maturity. In June 1987, Centex issued $20,000,000 of 8.80% subordinated notes maturing June 30, 2007. These notes were redeemed by Centex in April 1998. In June 1995, Centex issued $100,000,000 of 7d% subordinated notes maturing June 1, 2005. These notes are not redeemable by Centex prior to maturity. [Description of the priority of such indebtedness compared to the offered Debt Securities and an appropriate cross reference to the prospectus.]

(6)      Includes $2.1 million of convertible subordinated debt due in the year
         2010.

(7) At __________, 200__, Centex had ______ shares of its common stock reserved for issuance under its stock option plans, _______ of which were subject to outstanding options.

                                    [RATINGS

         At the time of their issuance, the [Debt Securities] will be rated by ___________ and by __________. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.]

                              [RECENT DEVELOPMENTS

         To be completed with additional information, if necessary.]

                        DESCRIPTION OF [DEBT SECURITIES]

         You should read carefully the following description of the terms of the [Debt Securities] along with the description of the general terms of the Debt Securities set forth in the accompanying prospectus.

GENERAL

         [Terms to be completed at time of offering.]

                                  UNDERWRITING

         [Terms to be completed at time of offering.]

                                     [LOGO]





                                $
                                 ---------------



                                [DEBT SECURITIES]





                             -----------------------





                              Prospectus Supplement




                             -----------------------




                                 [UNDERWRITERS]





                              ______________, 200__

The information in this prospectus is incomplete and may be changed. We may not sell these securities until a registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted. We may not use this prospectus to sell debt securities unless we also give prospective investors a prospectus supplement.



                  SUBJECT TO COMPLETION, DATED JANUARY 7, 2000


PROSPECTUS


                                     [LOGO]


                                  $836,500,000

                                 DEBT SECURITIES


                               CENTEX CORPORATION
                            2728 North Harwood Street
                               Dallas, Texas 75201
                                 (214) 981-5000

                             -----------------------

         We may offer unsecured general obligations of our company in the form of either senior or subordinated debt. Senior debt includes both our notes and debt, and our guarantees of debt incurred by our subsidiaries, all of which are for money borrowed and not subordinated to any of our other indebtedness. Subordinated debt is entitled to interest and principal payments after senior debt payments.


         We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                             -----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             -----------------------

             The date of this prospectus is _________________, 2000.

                                TABLE OF CONTENTS

                                   PROSPECTUS


ABOUT THIS PROSPECTUS ..........................................................      2

CENTEX .........................................................................      2
         Home Building .........................................................      2
         Investment Real Estate ................................................      2
         Financial Services ....................................................      2
         Construction Products .................................................      2
         Contracting and Construction Services .................................      3

WHERE YOU CAN FIND MORE INFORMATION ............................................      3

A WARNING ABOUT FORWARD-LOOKING STATEMENTS .....................................      3

USE OF PROCEEDS ................................................................      4

SUMMARY OF SELECTED FINANCIAL DATA .............................................      4
         Selected Historical Financial Data ....................................      4
         Ratio of Earnings to Fixed Charges ....................................      5

DESCRIPTION OF DEBT SECURITIES .................................................      6
         General Information About the Debt Securities .........................      7
         Covenants Included in the Indentures ..................................      7
         Payment of Principal, Interest and Premium; Transfer of Securities ....      8
         Specific Characteristics of Our Debt Securities .......................      8
         Global Certificates ...................................................      9
         Events of Default .....................................................     10
         Defeasance of Debt Securities .........................................     12
         Consolidation, Merger or Sale of Centex ...............................     12
         Modification of the Indentures ........................................     12
         Certificates and Opinions to be Furnished to Trustee ..................     12
         Report to Holders of Debt Securities ..................................     13
         The Trustee ...........................................................     13
         Ratings of Our Debt Securities By Rating Agencies .....................     13
         Method for Calling Meetings of the Holders of Debt Securities .........     13
         Governing Law .........................................................     14
         Notices to Holders of Debt Securities .................................     14

PLAN OF DISTRIBUTION ...........................................................     14
         Sale of Debt Securities by Agents .....................................     14
         Sale of Debt Securities by Underwriters ...............................     14
         Direct Sales of Our Debt Securities ...................................     14
         General Information About Our Plan of Distribution ....................     14

LEGAL OPINIONS .................................................................     15

EXPERTS ........................................................................     15


         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $836,500,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add or update information contained in this prospectus. Together, this prospectus and the related prospectus supplement will set forth all of the material information regarding any particular offering. However, in order to get a complete picture of a particular offering, you should read both this prospectus and any prospectus supplement, together with additional information, such as the exhibits filed with this registration statement and described under the heading "Where You Can Find More Information."

                                     CENTEX

         Through its various subsidiaries, Centex Corporation is one of the nation's largest home builders and general building contractors and also provides retail mortgage lending services. We currently operate in five principal business segments:

         o        Home Building;
         o        Investment Real Estate;
         o        Financial Services;
         o        Construction Products; and
         o        Contracting and Construction Services.

HOME BUILDING

         The Home Building business has expanded to include both Conventional Homes and Manufactured Homes.

         The Conventional Homes operations currently involve the construction and sale of single-family homes, town homes and low-rise condominiums and also include the purchase and development of land.

         In March 1997, we entered the Manufactured Homes business when we acquired approximately 80% of the predecessor of Cavco Industries, LLC. Manufactured Homes operations include the manufacture of residential and park model homes and their sale through company-owned retail outlets and a network of independent dealers.

INVESTMENT REAL ESTATE

         Investment Real Estate operations involve the acquisition, development and sale of land, and the development of industrial, office, retail and other commercial projects and apartment complexes.

FINANCIAL SERVICES

         Through our Financial Services operations, we offer financing of conventional and manufactured homes, home equity and sub-prime lending and the sale of title and other insurance coverages. These activities include mortgage origination and other related services for homes sold by our subsidiaries and by others.

CONSTRUCTION PRODUCTS

         Through our Construction Products operations, we manufacture cement, gypsum wallboard and ready-mix concrete for distribution and sale. In April 1994, our construction products subsidiary, Centex Construction Products, Inc., completed an initial public offering of 51% of its common stock. Principally as a result of stock repurchases by Centex Construction Products, our ownership interest in Centex Construction Products has increased to 62.6% as of September 30, 1999.

CONTRACTING AND CONSTRUCTION SERVICES

         Contracting and Construction Services activities involve the construction of buildings for both private and government interests, including office, commercial and industrial buildings, hospitals, hotels, museums, libraries, airport facilities and educational facilities.

         Our principal executive office is located at 2728 N. Harwood Street, Dallas, Texas 75201, and our telephone number is (214) 981-5000.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

         o our Joint Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the year ended March 31, 1999;

         o our Joint Quarterly Reports on Form 10-Q of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. for the quarters ended June 30, 1999 and September 30, 1999; and

         o our Current Reports on Form 8-K dated August 9, 1999 and August 27, 1999.

         We also incorporate by reference any future filings made with the SEC (File No. 1-06776) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                  Corporate Secretary
                  Centex Corporation
                  2728 North Harwood Street
                  Dallas, Texas 75201
                  (214) 981-5000

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         Statements contained in this prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of our company. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you purchase securities. These possible events or factors include the following:

         o        general economic conditions and interest rates;

         o        the cyclical and seasonal nature of our businesses;

         o        adverse weather;

         o        changes in property taxes and energy costs;

         o changes in federal income tax laws and federal mortgage financing programs;

         o        governmental regulation;

         o        changes in governmental and public policy;

         o changes in economic conditions specific to any one or more of our markets and businesses;

         o        competition;

         o        availability of raw materials; and

         o        unexpected operations difficulties.

         We refer you to the documents identified above under "Where You Can Find More Information" for a discussion of these factors and their effects on our business.

                                 USE OF PROCEEDS

         Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. Initially, we will use substantially all of the proceeds to repay short-term notes payable to banks and commercial paper borrowings and to refinance outstanding medium term notes that are maturing.

                       SUMMARY OF SELECTED FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA

         In the table below, we provide you with selected historical consolidated financial data of Centex Corporation. We prepared this information using the consolidated financial statements of Centex Corporation for each of the fiscal years in the five-year period ended March 31, 1999, as well as for the six-month periods ended September 30, 1999 and 1998. The financial statements for each of the fiscal years in the five-year period ended March 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants. The financial statements for the six-month periods ended September 30, 1999 and 1998 have not been audited. Balance sheet information presented in the table below is as of the end of the applicable period.

         When you read this selected historical consolidated financial data, you should also read the historical financial statements and accompanying notes that Centex Corporation has included in its joint annual report on Form 10-K for the year ended March 31, 1999 and its joint quarterly report on Form 10-Q for the six months ended September 30, 1999. You can obtain this report by following the instructions we provide under "Where You Can Find More Information" on page 3.

                                              SIX MONTHS ENDED
                                                SEPTEMBER 30,                         FISCAL YEARS ENDED MARCH 31,
                                           -----------------------   -------------------------------------------------------------
                                              1999         1998         1999         1998         1997         1996        1995
                                           ----------   ----------   ----------   ----------   ----------   ----------  ----------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues (1) ...........................   $2,801,676   $2,353,688   $5,154,840   $3,975,450   $3,784,991   $3,102,987  $3,277,504
Net earnings (2) .......................      123,931      104,724      231,962      144,806      106,563       53,365      92,248
Total assets ...........................    4,605,441    3,946,437    4,334,746    3,416,219    2,678,829    2,336,966   2,049,698
Total long-term debt, consolidated .....      564,581      209,097      284,299      237,715      236,769      321,002     222,530
Total debt, consolidated ...............    2,073,924    1,729,947    1,910,899    1,390,588      864,287      983,269     798,790
Total debt (with financial services
     reflected on the equity method)....      934,571      475,019      587,955      311,538      283,769      408,253     427,381
Deferred income tax (asset) liability...      (28,558)    (109,643)     (49,107)    (147,607)    (197,413)      16,620      26,737
Debt as a percentage of
  capitalization (3)
     Total debt, consolidated ..........         57.8%        57.0%        57.6%        53.1%        44.5%        57.1%       53.5%
     Total debt (with financial
       services reflected on the
       equity method) ..................         38.2%        26.7%        29.5%        20.3%        20.9%        35.6%       38.1%
Stockholders' equity ....................   1,309,531    1,082,589    1,197,639      991,172      835,777      722,836     668,227

Per common share(2)

     Earnings per share - Basic
         Before Construction Products
             IPO gain ..................   $     2.08   $     1.76   $     3.90   $     2.45   $     1.86   $     0.94  $     0.93
         Construction Products' IPO
             gain.......................           --           --           --           --           --           --        0.63
                                           ----------   ----------   ----------   ----------   ----------   ----------  ----------
                                           $     2.08   $     1.76   $     3.90   $     2.45   $     1.86   $     0.94  $     1.56
                                           ==========   ==========   ==========   ==========   ==========   ==========  ==========
     Earnings per share - Diluted
         Before Construction Products'
             IPO gain ..................   $     2.02   $     1.69   $     3.75   $     2.36   $     1.80   $     0.91  $     0.90
         Construction Products' IPO
             gain ......................           --           --           --           --           --           --        0.61
                                           ----------   ----------   ----------   ----------   ----------   ----------  ----------
                                           $     2.02   $     1.69   $     3.75   $     2.36   $     1.80   $     0.91  $     1.51
                                           ==========   ==========   ==========   ==========   ==========   ==========  ==========
Cash Dividends .........................   $     0.08   $     0.08   $     0.16   $    0.135   $     0.10   $     0.10  $     0.10

(1) Primarily as a result of repurchases by Centex Construction Products of its own stock, Centex's ownership interest in Centex Construction Products increased to more than 50% as of June 30, 1996 (and was 62.6% as of September 30, 1999). Accordingly, beginning with the quarter ended June 30, 1996, Centex Construction Products' financial results have been consolidated with those of Centex and are reflected in Centex's revenues and earnings. If Centex Construction Products' revenues had been consolidated for the years ended March 31, 1996 and 1995, Centex's consolidated revenues for those years would have increased by $222,594 and $194,313, respectively.

(2) Net earnings for the fiscal year ended March 31, 1995 include a nonrecurring gain of $37.5 million realized in connection with an initial public offering of 51% of Centex Construction Products' common stock.

(3) Capitalization is composed of total debt, deferred income tax liability, negative goodwill, minority interest and stockholders' equity.

RATIO OF EARNINGS TO FIXED CHARGES

                                            SIX MONTHS ENDED
                                              SEPTEMBER 30,          FISCAL YEARS ENDED MARCH 31,
                                            ----------------   ------------------------------------------
                                              1999     1998     1999     1998     1997     1996     1995
                                            -------   ------   ------   ------   ------   ------   ------
Total enterprise .........................     4.43     4.06    4.31x    4.16x    3.71x    1.82x    2.99x
Centex (excluding financial services
     and savings and loan operations) ....     7.22     7.30    7.42x    6.83x    5.22x    1.99x    4.16x

          These computations include Centex Corporation, and except as otherwise noted, our subsidiaries, and 50% or less owned companies. For these ratios, fixed charges include:

         o interest on all debt and amortization of debt discount and expense;

         o        interest capitalized; and

         o        an interest factor attributable to rentals.

         Earnings include the following components:

         o income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investments;

         o fixed charges as defined above, but excluding capitalized interest; and

         o        amortization of capitalized interest.

         The computations that exclude the financial services and savings and loan operations are included only to provide investors an alternative method of measuring the ability of our earnings to cover our fixed charges due to the following:

         o the financial services subsidiaries operate in a distinctly different financial environment that generally requires significantly less equity to support their higher debt levels compared to the operations of our other subsidiaries;

         o the financial services subsidiaries have structured their financing programs substantially on a stand-alone basis; and

         o we have very limited obligations with respect to the indebtedness of our financial services subsidiaries.

         To calculate the ratio of earnings to fixed charges excluding the financial services and savings and loan operations, the applicable interest expense was deducted from the fixed charges and the applicable earnings were deducted from the earnings amount.

                         DESCRIPTION OF DEBT SECURITIES

         Any debt securities that we offer will be our direct unsecured general obligations. These debt securities will be either senior debt securities or subordinated debt securities and will be issued under one or more separate indentures between us and Chase Bank of Texas, National Association, as trustee, which is the successor to Texas Commerce Bank, National Association. A debt security is considered "senior" or "subordinated" depending on how it ranks in relation to our other debts. Senior debt securities will generally rank equal to other senior debt securities or unsubordinated debt. Holders of our subordinated debt securities will only be entitled to payment after we pay our senior debts, including our senior debt securities.

         Any senior debt securities that we offer will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless specifically stated otherwise, all references below to an article or section refer to that article or section in both indentures.

         We have summarized the material provisions of the indentures in this section, but this is only a summary. The senior indenture and the subordinated indenture have been filed with the SEC and are incorporated by reference as
Exhibit 4.3 and Exhibit 4.5, respectively, to our registration statement that contains this prospectus. You should read the indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. You should review the applicable indenture for additional information before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.

GENERAL INFORMATION ABOUT THE DEBT SECURITIES

         Because we are a holding company that conducts all of our operations through our subsidiaries, holders of our debt securities will generally have a junior position to claims of creditors and certain security holders of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 1999, our subsidiaries had approximately $1.2 billion of outstanding debt. Moreover, our ability to pay principal and interest on our debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. The indentures under which the debt securities are to be issued do not contain any limitation on our ability to incur additional debt or on our subsidiaries' ability to incur additional debt to us or to unaffiliated third parties. In addition, we borrow funds from and lend funds to our subsidiaries from time to time to manage our working capital needs. Our indebtedness to our subsidiaries will rank equally in right of payment to our senior debt securities and senior in right of payment to our subordinated debt securities.

         A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

         o        the title, type and amount of the debt securities;

         o the total principal amount and priority of the debt securities;

         o the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

         o the dates on which the principal of the debt securities will be payable;

         o the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

         o        any optional redemption periods;

         o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

         o any provisions granting special rights to holders when a specified event occurs;

         o        any changes to or additional events of default or covenants;

         o any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

         o        any other terms of the debt securities.

         None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

         Debt securities of a series may be issued in registered, bearer, coupon or global form.

COVENANTS INCLUDED IN THE INDENTURES

         Under the indentures, we will:

         o pay the principal, interest and any premium on the debt securities when due;

         o        maintain a place of payment;

         o deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

         o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT OF PRINCIPAL, INTEREST AND PREMIUM; TRANSFER OF SECURITIES

         Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in Dallas, Texas. We will make payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without having to pay any service charge except for any tax or governmental charge. (Sections 2.04, 2.06 and 5.02.)

SPECIFIC CHARACTERISTICS OF OUR DEBT SECURITIES

     Senior Debt Securities

         Generally, our senior debt securities will rank equally with all of our other senior debt and unsubordinated debt. All series of senior debt securities issued under the senior indenture will rank equally in right of payment with each other and with our other senior debt. Any additional senior debt securities would rank equally in right of payment with the senior debt securities offered and sold under this prospectus. Further, the senior indenture does not prohibit us from issuing additional debt securities that may rank equally in right of payment to the senior debt securities.

         Any senior debt securities offered pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities. The following table sets forth our senior and subordinated indebtedness as of September 30, 1999:

Senior debt:
           6.40% Senior Noes due October 25, 2002......................   $   14,948,000
           Floating Rate Notes due April 28, 2000......................       49,933,000
           Floating Rate Notes due May 19, 2000........................        9,994,000
           Floating Rate Notes due August 25, 2000.....................      149,794,000
           Floating Rate Notes due June 30, 2000.......................       54,942,000
           Floating Rate Notes due July 27, 2000.......................       61,998,000
           Debt to subsidiaries........................................      204,700,000
           Other senior notes..........................................      369,990,000
                                                                          --------------
                Total senior debt......................................   $  916,299,000
                                                                          ==============

Subordinated debt:
           8.75% Subordinated Notes due March 1, 2007..................   $   99,496,000
           7.375% Subordinated Notes due June 1, 2005..................       99,723,000
           Convertible Subordinated Note due 2010......................        2,100,000
                                                                          --------------
                Total subordinated debt................................   $  201,319,000
                                                                          ==============
                       Total debt......................................   $1,117,618,000
                                                                          ==============

         In addition to the amounts listed above, as of September 30, 1999 one of our subsidiaries, CTX Mortgage, had $1.1 billion of outstanding senior indebtedness, substantially all of which was secured by residential mortgage loans receivable. Under two CTX Mortgage credit facilities, we had agreed that, if CTX Mortgage did not replace ineligible mortgages in the facility, we would purchase the ineligible mortgages up to a maximum of 10% of the maximum amount of the facility. Under each of the two facilities, our maximum purchase obligation was $30 million.

         In October and November 1999, Centex Home Mortgage, LLC, a special purpose Delaware limited liability company, issued and sold $500 million of senior debt securities and $72 million of subordinated membership certificates. Centex Home Mortgage will use the proceeds from these issuances to purchase mortgages on a revolving basis from CTX Mortgage. Centex Home Mortgage has the capacity to sell up to an additional $928 million of senior debt securities under the same indenture under which the $500 million of debt securities were issued. As Centex Home Mortgage purchases mortgages from CTX Mortgage, CTX Mortgage will, in turn, repay its outstanding senior indebtedness and fund new mortgage originations. On December 15, 1999, $530 million of the $1.63 billion available under CTX Mortgage's senior secured credit facilities expired by its terms. As a result, we no longer have the obligation to purchase ineligible mortgages under the CTX Mortgage credit facilities. Because we do not guarantee any of CTX Mortgage's indebtedness, it is neither senior nor subordinated debt to us.

         "Senior debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of Centex for money borrowed by us, not expressed to be subordinate or junior in right of payment to any other indebtedness of Centex.

         Subordinated Debt Securities

         The subordinated debt securities that may be offered will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt.

         Except in certain circumstances, the subordinated indenture prohibits us from making any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, any subordinated debt securities:

         o in the event we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

         o if there is any default relating to certain senior debt beyond the period of grace, unless and until the default on the senior debt is cured or waived. (Subordinated Indenture
                  Section 3.02.)

         The subordinated indenture does not limit the amount of senior debt that we may incur. The subordinated indenture provides that all series of subordinated debt securities that may be offered are equal in priority to our subordinated debt securities and will rank equally in right of payment to our subordinated debt securities. (Subordinated Indenture Section 3.02.)

         Except in certain circumstances, upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us, our creditors or our property, the holders of all senior debt will first be entitled to receive payment in full of the principal and premium, if any, and interest due on the senior debt before the holders of any subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on any subordinated debt securities. (Subordinated Indenture Section 3.02.) Because of this subordination, if we become insolvent, our creditors who are not holders of senior debt may recover less, ratably, than holders of senior debt.

GLOBAL CERTIFICATES

         The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

         The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

         Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.

         So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

         Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of Centex, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

         We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

         Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.

         Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

EVENTS OF DEFAULT

         "Event of default" when used in an indenture will mean any of the following:

         o failure to pay the principal or any premium on any debt security when due;

         o        failure to deposit any sinking fund payment when due;

         o failure to pay when due interest on any debt security for 30 days;

         o failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

         o certain events in bankruptcy, insolvency or reorganization of Centex; or

         o any other event of default included in any indenture or supplemental indenture. (Section 7.01.)

         An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

         If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. (Section 7.01.) If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 7.01.) The trustee will not be charged with knowledge of any event of default other than our failure to make principal and interest payments unless actual written notice is received by the trustee. (Section 7.01.)

         The indentures limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless

         o        the holder has given written notice of default to the trustee;

         o the holders of not less than 25% of the aggregate principal amount of debt securities of a particular series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as it may require;

         o the trustee has not commenced an action within 60 days of receipt of that notice and indemnification; and

         o no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding. Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities. No holder of debt securities of a particular series has the right to prejudice the rights or obtain priority or preference over the rights of any other holder of debt securities of that series. (Section 7.04.)

         The holders of a majority of the aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee, however, may decline to follow that direction if, being advised by counsel, the trustee determines that the action is not lawful. In addition, the trustee may refuse to act if it in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee. (Section 7.06.)

         Each indenture provides that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent man in the conduct of his own affairs. (Section 8.01.) Subject to those provisions, the trustee is under no obligation to exercise any of its rights or power under the indentures at the request of any of the holders of the debt securities of a particular series unless they have furnished to the trustee security or indemnity in reasonable amounts against the costs, expenses and liabilities which may be incurred by the trustee. (Section 8.02.)

         We will be required to furnish to the trustee an annual statement as to the fulfillment by Centex of all of our obligations under the relevant indenture. (Section 5.06.)

DEFEASANCE OF DEBT SECURITIES

         We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities. (Section 13.01.)

         Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize a gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge you to consult your tax adviser as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

CONSOLIDATION, MERGER OR SALE OF CENTEX

         Each indenture generally permits us to consolidate or merge with another corporation. The indentures also permit us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities of each series outstanding and performance of the covenants in the indentures.

         However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. (Article Twelve.)

MODIFICATION OF THE INDENTURES

         Under each indenture we may modify rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that such action does not adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants. (Article Eleven.)

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

         Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under such indenture, we must provide a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 15.07.)

REPORT TO HOLDERS OF DEBT SECURITIES

         We will provide audited financial statements annually to holders of debt securities. (Section 6.03.) The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as trustee, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities. (Section 6.04.)

THE TRUSTEE

         Chase Bank of Texas, National Association, whose Corporate Trust Office is located at 600 Travis Street, Suite 1150, Houston, Texas 77002, is the trustee under the subordinated indenture and the senior indenture. Chase Bank of Texas, National Association also serves as trustee with respect to our $100,000,000 8.75% subordinated notes due March 1, 2007 and our $100,000,000
7-3/8% subordinated notes due June 1, 2005, all previously issued under the subordinated indenture, as supplemented by a subordinated indenture supplement dated as of March 12, 1987 and a subordinated indenture supplement dated as of June 9, 1995, respectively. Chase Bank of Texas, National Association also serves as trustee with respect to our $15,000,000 6.40% senior notes due October 25, 2002, our $50,000,000 floating rate senior notes due April 28, 2000, our $10,000,000 floating rate senior notes due May 19, 2000, our $55,000,000 floating rate senior notes due June 30, 2000, our $62,000,000 floating rate senior notes due July 27, 2000 and our $150,000,000 floating rate senior notes due August 25, 2000, all previously issued under the senior indenture, as supplemented by a senior indenture supplement dated as of October 1, 1998, respectively.

         Pursuant to the indentures and the Trust Indenture Act of 1939, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under the applicable indenture. If the trustee resigns, a successor trustee will be appointed in accordance with the terms and conditions of the applicable indenture.

         Centex and its affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

         The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series. (Section 8.10.)

         Each indenture contains limitations on the right of the trustee, in the event that the trustee becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. (Section 8.13.)

RATINGS OF OUR DEBT SECURITIES BY RATING AGENCIES

         Particular series of debt securities may be rated by one or more nationally recognized statistical rating agencies. The rating agency or agencies and rating or ratings to be assigned with respect to a series of debt securities will be specified in the prospectus supplement for the series of debt securities.

METHOD FOR CALLING MEETINGS OF THE HOLDERS OF DEBT SECURITIES

         Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "--Notices to Holders of Debt Securities" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of the Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in "--Modification of the Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

         Each indenture and each series of debt securities will be governed by and construed in accordance with the laws of the State of Texas.

NOTICES TO HOLDERS OF DEBT SECURITIES

         Notices to holders of debt securities will be mailed to the addresses of the holders listed in the senior debt security register or the subordinated debt security register, as applicable.

                              PLAN OF DISTRIBUTION

         We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

SALE OF DEBT SECURITIES BY AGENTS

         Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

SALE OF DEBT SECURITIES BY UNDERWRITERS

         If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES OF OUR DEBT SECURITIES

         Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION ABOUT OUR PLAN OF DISTRIBUTION

         Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

         We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. If we enter into any indemnification agreements of this nature, we will describe each of those agreements in the prospectus supplement.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

         Raymond G. Smerge, Esq., our Executive Vice President, Chief Legal Officer and Secretary, will issue an opinion about the legality of the offered securities for us. We will describe in any prospectus supplement any additional opinions to be given as determined through negotiations between us and any underwriters. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                     EXPERTS

         The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          SEC registration fee ..................................   $198,000
          Trustee's fees and expenses (including legal fees).....     20,000
          Accounting fees and expenses ..........................     25,000
          Legal fees and expenses ...............................     25,000
          Printing expenses .....................................     10,000
          Blue Sky fees and expenses (including legal fees)......     10,000
          Rating Agency fees ....................................     65,000
          Miscellaneous .........................................     22,000
                                                                    --------
          Total .................................................   $375,000
                                                                    ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant is a Nevada corporation. Pursuant to the provisions of
Section 78.7502 of the Nevada General Corporation Law, every Nevada corporation has authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause or belief his conduct was unlawful.

         Under Nevada law, the Registrant also has the authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made, however, for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent any person referred to in the two immediately preceding paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding, the Nevada General Corporation Law provides that such person must be indemnified by the corporation against expenses including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         Section 78.751 of the Nevada General Corporation Law requires the corporation to obtain a determination that any discretionary indemnification is proper under the circumstances. Such a determination must be made by the corporation's stockholders; its board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or under certain circumstances, by independent legal counsel. The

Articles of Incorporation of the Registrant provide for indemnification of its directors and officers to the extent provided by Nevada law.

         In addition, Section 78.037 of the Nevada General Corporation Law permits Nevada corporations to include in their articles of incorporation a provision eliminating the personal liability of their directors and officers, to the corporation or stockholders, for damages resulting from their breach of fiduciary duties. An amendment to the Articles of Incorporation of the Registrant was adopted by its stockholders at the annual meeting held on July 15, 1987 in order to effect the permitted limitation on liability. This limitation on liability is also reflected in the Bylaws of the Registrant.

         The Bylaws of the Registrant provide that the corporation shall indemnify its directors, officers, employees and agents to the fullest extent provided by the Nevada General Corporation Law and its Articles of Incorporation. In addition, the Bylaws of the Registrant provide for indemnification to the same extent of any director, officer or employee of the corporation who serves in any fiduciary capacity with respect to any profit sharing, pension or other type of welfare plan or trust for the benefit of employees of the corporation or its subsidiaries.

         Reference is also made to the indemnification provisions the form Underwriting Agreement filed as Exhibit 1.1 hereto for provisions relating to the indemnification of directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         The Registrant has entered into indemnification contracts with its directors and may enter into similar contracts from time to time with certain officers and employees of the Registrant and its subsidiaries who are not directors of the Registrant. The general effect of the indemnification contracts is to provide that the indemnitees shall be indemnified to the fullest possible extent permitted by the law against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in any action or proceeding, including any action by or in the right of the Registrant, by reason of their service in the foregoing capacities. The provisions of the aforementioned indemnification contracts were approved by the Registrant's stockholders at the annual meeting of stockholders held on July 16, 1986.

         The Registrant also maintains insurance to protect itself and its directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

         The foregoing summaries are necessarily subject to the complete text of the statute, articles of incorporation, bylaws, agreements and insurance policies referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS

1.1*     Form of Underwriting Agreement, including form of Pricing Agreement.

4.1      Restated Articles of Incorporation of the Registrant (filed as Exhibit
         4.1 to the Joint Registration Statement (File No. 333-55717) of the Registrant, 3333 Holding Corporation and Centex Development Company, L.P. on Form S-8, and incorporated herein by reference).

4.2 Amended and Restated By-laws of the Registrant (filed as Exhibit 3.2 to the Joint Annual Report of the Registrant, 3333 Holding Corporation and Centex Development Company, L.P. on Form 10-K for the fiscal year ended March 31, 1999, and incorporated herein by reference).

4.3 Indenture with respect to Senior Debt Securities ("Senior Indenture"), including form of Senior Debt Security, dated as of October 1, 1998, between the Registrant and Chase Bank of Texas, National Association, as Trustee (filed as Exhibit 4.1 to the Registrant's Form 8-K dated October 21, 1998 and incorporated herein by reference).

4.4*     Indenture Supplement to Senior Indenture.

4.5 Indenture with respect to Subordinated Debt Securities ("Subordinated Indenture"), including form of Subordinated Debt Security, dated as of March 12, 1987, between the Registrant and Texas Commerce Bank National Association, as Trustee (filed as Exhibit 4.5 to the Registration Statement (File No. 333-72893) of the Registrant on Form S-3, and incorporated herein by reference).

4.6*     Indenture Supplement to Subordinated Indenture.

5.1      Opinion of Raymond G. Smerge, Esq.

12.1     Computation of Ratio of Earnings to Fixed Charges.

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Raymond G. Smerge, Esq. (contained in his opinion filed as
         Exhibit 5.1).

24.1 Power of attorney of certain signatories (included in signature page of this Registration Statement).

25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, with respect to Trustee for Senior Debt Securities.

25.2 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, with respect to Trustee for Subordinated Debt Securities.

99.1 Form of Prospectus Supplement (contained in Part I of this Registration Statement).

----------------------

*        To be filed by amendment or by Form 8-K.



ITEM 17. UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registrant Statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Centex Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, as of January 7, 2000.

                                         CENTEX CORPORATION


                                         By:   /s/ David W. Quinn
                                            ------------------------------------
                                               David W. Quinn
                                               Vice Chairman of the Board and
                                               Chief Financial Officer

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Centex Corporation, a Nevada corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Laurence E. Hirsch and David W. Quinn, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, it being understood that said attorneys-in-fact and agents, and each of them, shall have full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person and that each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURES                       CAPACITY IN WHICH SIGNED                    DATE
                   ----------                       ------------------------                    ----

                                                   Chairman of the Board and
            /s/ Laurence E. Hirsch                  Chief Executive Officer;
            -----------------------------                  Director
               Laurence E. Hirsch                (Principal Executive Officer)            January 7, 2000


                                                Vice Chairman of the Board and
            /s/ David W. Quinn                     Chief Financial Officer;
            -----------------------------                  Director
                David W. Quinn                   (Principal Financial Officer)            January 7, 2000

            /s/ John S. Worth, Sr.
            -----------------------------         Vice President and Controller
               John S. Worth, Sr.                 (Principal Accounting Officer)          January 7, 2000

            /s/ Barbara T. Alexander
            -----------------------------
                Barbara T. Alexander                       Director                       January 7, 2000

            /s/ Dan W. Cook III
            -----------------------------
                Dan W. Cook III                            Director                       January 7, 2000


            -----------------------------
                  Juan L. Elek                             Director

                   SIGNATURES                       CAPACITY IN WHICH SIGNED                    DATE
                   ----------                       ------------------------                    ----
            /s/ Clint W. Murchison, III
            -----------------------------
                Clint W. Murchison, III                    Director                       January 7, 2000

            /s/ Charles H. Pistor
            -----------------------------
                Charles H. Pistor                          Director                       January 7, 2000

            /s/ Paul R. Seegers
            -----------------------------
                Paul R. Seegers                            Director                       January 7, 2000

            /s/ Paul T. Stoffel
            -----------------------------
                Paul T. Stoffel                            Director                       January 7, 2000

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
1.1*     Form of Underwriting Agreement, including form of Pricing Agreement.

4.1      Restated Articles of Incorporation of the Registrant (filed as Exhibit
         4.1 to the Joint Registration Statement (File No. 333-55717) of the
         Registrant, 3333 Holding Corporation and Centex Development Company,
         L.P. on Form S-8, and incorporated herein by reference).

4.2 Amended and Restated By-laws of the Registrant (filed as Exhibit 3.2 to the Joint Annual Report of the Registrant, 3333 Holding Corporation and
         Centex Development Company, L.P. on Form 10-K for the fiscal year ended
         March 31, 1999, and incorporated herein by reference).

4.3 Indenture with respect to Senior Debt Securities ("Senior Indenture"), including form of Senior Debt Security, dated as of October 1, 1998, between the Registrant and Chase Bank of Texas, National Association, as Trustee (filed as Exhibit 4.1 to the Registrant's Form 8-K dated
         October 21, 1998 and incorporated herein by reference).

4.4*     Indenture Supplement to Senior Indenture.

4.5      Indenture with respect to Subordinated Debt Securities ("Subordinated
         Indenture"), including form of Subordinated Debt Security, dated as of March 12, 1987, between the Registrant and Texas Commerce Bank National
         Association, as Trustee (filed as Exhibit 4.5 to the Registration
         Statement (File No. 333-72893) of the Registrant on Form S-3, and incorporated herein by reference).

4.6*     Indenture Supplement to Subordinated Indenture.

5.1      Opinion of Raymond G. Smerge, Esq.

12.1     Computation of Ratio of Earnings to Fixed Charges.

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Raymond G. Smerge, Esq. (contained in his opinion filed as
         Exhibit 5.1).

24.1 Power of attorney of certain signatories (included in signature page of this Registration Statement).

25.1     Form T-1 Statement of Eligibility and Qualification under the Trust
         Indenture Act of 1939, as amended, with respect to Trustee for Senior
         Debt Securities.

25.2     Form T-1 Statement of Eligibility and Qualification under the Trust
         Indenture Act of 1939, as amended, with respect to Trustee for Subordinated Debt Securities.

99.1     Form of Prospectus Supplement (contained in Part I of this Registration
         Statement).

-------------------------

*        To be filed by amendment or by Form 8-K.